                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1  )*
                                         -----

                         Everest Medical Corporation
                     ----------------------------------
                              (Name of Issuer)

                                   Common
                     ----------------------------------
                       (Title of Class of Securities)

                                 299806109
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages
                                        ---

CUSIP No. 299806109                   13G                 Page  2  of  5  Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     The St. Paul Companies, Inc.
     385 Washington Street
     St. Paul, Minnesota 55102                   IRS #41-0518860
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Minnesota corporation
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      The St. Paul Companies, Inc., through its
                                  wholly-owned subsidiary, St. Paul Fire and
                                  Marine Insurance Company (F&M),
                                  beneficially owns 1,365,584 shares of
                                  Common Stock.*
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  None
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  1,365,584 (see remark in Item 6)
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,365,854 (see remark in Item 6)
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     The shares reported in Items 6, 8, and 9 constitute 23.4% of the outstanding common shares of the Issuer.
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
     HC
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

* By virtue of F&M's ownership of 950,000 shares of Series A Convertible Preferred Stock, 100,000 shares of Common Stock, A Convertible Note issued in the amount of $750,000, which is convertible into 272,727 shares of Common Stock, and 42,857 Warrants to purchase common stock, all of which are exercisable within 60 days.

                                                          Page  3  of  5  Pages
                                                               ---    ---

FEE ENCLOSED / / OR AMENDMENT NO. 1

- -------------------------------------------------------------------------------
ITEM 1(A).  NAME OF ISSUER
            Everest Medical Corporation
- -------------------------------------------------------------------------------
ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL OFFICES
            13755 First Avenue North
            Plymouth, MN 55441
- -------------------------------------------------------------------------------
ITEM 2(A).  NAME OF PERSON(S) FILING
            The St. Paul Companies, Inc.
- -------------------------------------------------------------------------------
ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE
            385 Washington Street
            St. Paul, MN 55102
- -------------------------------------------------------------------------------
ITEM 2(C).  CITIZENSHIP
            Minnesota Corporation
- -------------------------------------------------------------------------------
ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common
- -------------------------------------------------------------------------------
ITEM 2(E).  CUSIP NUMBER
            299806109
- -------------------------------------------------------------------------------
ITEM 3.     THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B).

            (g)   /X/ Parent Holding Company
- -------------------------------------------------------------------------------
ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned: The St. Paul Companies, Inc., through its wholly owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), beneficially owns 1,365,584 shares of common stock by virtue of F&M's ownership of 950,000 shares of Series A Convertible Preferred Stock, 100,000 shares of Common Stock, a Convertible Note issued in the amount of $750,000, which is convertible into 272,727 shares of Common Stock, and Warrants to purchase 42,857 Common Stock, all of which are exercisable within 60 days.
    ---------------------------------------------------------------------------
    (b) Percent of Class: The shares reported in Item 4(a), above, constitute 23.4% of the outstanding common shares of the Issuer.
    ---------------------------------------------------------------------------
    (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote
              none
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              1,365,584 (see remark in Item 4(a) above)
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition
              none
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition
              1,365,584 (see remark in Item 4(a) above)
              -----------------------------------------------------------------

                                                          Page  4  of  5  Pages
                                                               ---    ---

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable
- -------------------------------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable
- -------------------------------------------------------------------------------
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         St. Paul Fire and Marine Insurance Company is an Insurance
         Company under Reg. 240.13d-1(b)(1)(ii)(C)
- -------------------------------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable
- -------------------------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable
- -------------------------------------------------------------------------------
ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1994



                                       ----------------------------------------
                                       (Date)

                                       ----------------------------------------
                                       (Signature)
                                       Bruce A. Backberg
                                       Vice President & Corporate Secretary
                                       ----------------------------------------
                                       (Name/Title)

                                                          Page  5  of  5  Pages
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                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               Schedule 13G

                          EXHIBIT A - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission the The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.